Mail Stop 4561

      							September 8, 2005

Via U.S. Mail and Fax 011-82-2-2057-2568
Mr. Won-Seon Kim
Chief Financial Officer
Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-ku
Seoul, Korea 135-971

	RE:	Webzen Inc.
      Form 20-F for the fiscal year ended December 31, 2004
		Filed June 29, 2005
		File No. 0-50476

Dear Mr. Kim:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Directors, Senior Management and Employees

6.C. Board Practices

Independent Directors, page 36

1. Tell us what occurred on July 31, 2005 regarding the exemption granted by NASDAQ. Specifically clarify whether you were in compliance at that time, whether the exemption was extended, or whether some penalty was assessed.

6.D. Employees, page 39

2. Clarify to us whether the payments to the National Pension Corporation are in addition to the liability for severance benefits under the Korean Labor Standard Act or whether these payments represent a portion of the severance payments included in the table on page F-16.

Note 10. Stockholders` Equity

Retained Earnings, page F-19

3. Please clarify to us your appropriations of retained earnings. Specifically address:
* The reason why there does not appear to be a legal reserve, as discussed, in your table of retained earnings.
* Why there is still an appropriation for business rationalization when your disclosure indicates that it is no longer required.
* How the reserve for small and medium size enterprise is determined.

Note 12. Stock Purchase Option Plan, page F-20

4. The original grant of stock options on July 10, 2002 does not seem to be included in the Consolidated Statements of Changes in Stockholders` Equity. Please tell us how the original grant was accounted for including the deferred compensation relating to the grant. Also, tell us how you have accounted for the subsequent cancellations/forfeitures of options.

5. Your disclosure on page F-21 indicates that the fair value for each option was estimated at the balance sheet date. Explain to us why such valuation was not estimated as of the date of grant.

Note 13.  Income Taxes, page F-22

6. Clarify to us whether the income tax charges on your equity method investments represent taxes charged to those entites or taxes charged to you relating to your investment in those entities.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief


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Mr. Won-Seon Kim
Webzen Inc.
September 8, 2005
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